Yoel Kranz 617.570.1760 ykranz@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

June 14, 2012

BY EDGAR AND EMAIL TRANSMISSION

Ms. Mara L. Ransom

Ms. Lilyanna L. Peyser

Mr. Christopher Chase

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Atlantic Power Corporation

Registration Statement on Form S-1

Filed May 8, 2012

File No.  333-181224

Registration Statement on Form S-1

Filed May 8, 2012

File No.  333-181225

Dear Ms. Ransom:

This letter is submitted on behalf of Atlantic Power Corporation (the “Company”) in response to comments in the letter dated June 4, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Barry Welch, Chief Executive Officer of the Company with respect to the Registration Statement on Form S-1 (File No. 333-181224) filed with the Commission on May 8, 2012 (the “Equity S-1”) and Registration Statement on Form S-1 (File No. 333-181225) filed with the Commission on May 8, 2012 (the “Debenture S-1”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment.  As indicated below, the Company is filing herewith an amended Form S-1 to the Equity S-1 (the “Amended Equity S-1”) and an amended Form S-1 to the Debenture S-1 (the “Amended Debenture S-1”).  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Equity S-1 and the Debenture S-1, and page references in the responses refer to the Amended Equity S-1 and the Amended Debenture S-1.  Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Equity S-1 and the Amended Debenture S-1.

Registration Statement on Form S-1 File No. 333-181224

1.             We note that you have excluded information that you are not entitled to omit under Rule 430A.  Please include this information with your next amendment and provide us with sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.  In this regard, please note that disclosure of the principal amount of securities being offered is not pricing information that you may omit under Rule 430A.  For guidance, please refer to our Securities Act Rules Compliance and Disclosure Interpretation 227.02, which is available on our website.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Equity S-1 and the Amended Debenture S-1 to include the principal amount of securities being offered.

Cover Page

2.             Please identify your lead underwriter(s) in your next amendment.  Please note that we may defer further review of your filing until this information is provided.  See Item 501(b)(8) of Regulation S-K.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the cover page and “Underwriting” sections of the Amended Equity S-1 and Amended Debenture S-1 to identify the lead underwriters.

Signatures, page II-4

3.             Please revise page II-4 to use the signature certification language set forth in Form S-1.  It appears that you have inaccurately used the certification language set forth in Form S-3.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the signature certification language on the signature pages to the Amended Equity S-1 and Amended Debenture S-1 to be consistent with Form S-1.

Index to Exhibits, page II-6

4.             Please file all required exhibits, including the underwriting agreement and the legal opinion, in a timely manner so that we may have sufficient time to review them before you request acceleration of the effective date of your registration statement.

Response to Comment No. 4

In response to the Staff’s comment, the Company has filed the forms of legal opinions with the Amended Equity S-1 and Amended Debenture S-1 and confirms its intention to file the remaining required exhibits (including the final legal opinions) with a subsequent amendment to the Amended Equity S-1 and Amended Debenture S-1 in a timely manner so that the Staff may have sufficient time to review them before the Company requests acceleration of the effective date of the registration statements.

Registration Statement on Form S-1 File No.  333-181225

General

5.             Please apply the above comments to your Form S-1 File No. 333-181225 as applicable.

Response to Comment No. 5

In response to the Staff’s comment, the Company has made corresponding changes to the Amended Debenture S-1 as indicated in the responses noted above.

Cover Page

6.             We note that your fee table indicates that you also intend to register the offering of the common stock underlying the debentures.  Please provide the disclosure required by Item 501 of Regulation S-K with respect to the common stock.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised the cover page of the Amended Debenture S-1 to indicate that it also intends to register the offering of the common stock underlying the debentures.

Description of Debentures, page 39

Conversion privilege, page 40

7.             We note your statement in the first sentence under this subheading on page 40 that the debentures will be convertible into “fully paid, non-assessable and freely-tradeable common shares….”  This is a legal conclusion that you are not qualified to make.  Please revise your disclosure to remove this statement, or to identify this statement as an opinion of counsel, attribute it to counsel, and file counsel’s consent to be named in this section.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised the first sentence under the subheading indicated above to delete the reference “fully-paid, non-assessable and freely-tradeable.”

Exhibit 4.10 Form of Second Supplemental Indenture

8.             Please file this exhibit with your next amendment.

Response to Comment No. 8

In response to the Staff’s comment, the Company has filed the Second Supplemental Indenture as an exhibit to the Amended Debenture S-1.

Exhibit 25.1 Form T-6 Statement of Eligibility

9.             We note that you have incorporated by reference your Form T-6 that was filed on September 27, 2010.  Please provide us with your detailed analysis of whether you appropriately filed a Form T-6, or rather should have initially filed a Form T-1 in reliance on Rule 10a-5 under the Trust Indenture Act.  In this regard, we note that the discussion in response to Item 15 of the Form T-6 appears to address some of this issue, but does not provide a complete analysis nor a conclusion.

Response to Comment No. 9

Section 310(a)(1) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”) requires that under any indenture being qualified pursuant to the Trust Indentures Act there must be a trustee organized and doing business under the laws of the United States or a corporation or other person permitted to act as trustee by the Commission.  A foreign person may use Form T-6 to apply for an order authorizing its eligibility to act as a trustee pursuant to Section 310(a)(1) of the Trust Indentures Act. The Form T-6 filed by the Company on September 27, 2010 named Computershare Trust Company of Canada (“Computershare”) as the trustee.  Computershare is organized in Canada and subject to Canadian laws with respect to the supervision and examination of trust companies.

As indicated in SEC Release Nos. 33-6889, 39-2661 (Mar. 22, 1991) (the “Release”), “[n]ew Rule 10a-5 permits Canadian institutional trustees subject to supervision or examination by Canadian federal authorities to act as sole indenture trustees in debt offerings under the [multijurisdictional disclosure system with Canada (“MJDS”)].”  The Release further states that “[i]ssuers eligible to rely upon the MJDS include only Canadian “foreign private issuers” and, for specified offerings, Canadian crown corporations.”

Pursuant to Rule 3b-4, all foreign issuers are foreign private issuers unless more than 50% of the issuer’s outstanding voting securities are owned of record by residents of the U.S. and any of the following three conditions is applicable:  (1) the majority of the executive officers or directors of the issuer are U.S. Citizens or residents; (2) more than 50% of the assets of the issuer are located in the U.S.; or (3) the business of the issuer is administered principally in the U.S.  As of the date of the original filing of the Form T-6 on September 27, 2010, the Company, while domiciled in Canada, did not meet the other criteria and did not qualify as a “foreign private issuer.”  Consequently, the Company could not rely on Rule 10a-5 under the Trust Indenture Act.

10.           Notwithstanding the preceding comment, please note that regardless of whether the September 27, 2010 Form T-6 filing was appropriate you may not incorporate the filing by reference and must now file a Form T-1.  See General Instruction A.2. to Form T-6.  For additional guidance, please also refer to Trust Indenture Act Compliance and Disclosure Interpretation Question 108.02 regarding the inability to incorporate by reference Form T-1.

Response to Comment No. 10

In response to the Staff’s comment, the Company confirms that it intends to file a Form T-1 pending receipt of an order from the Commission or other advice of the Staff.

* * * * *

With your permission, we are sending you via email copies of this letter and marked and unmarked copies of the Amended Equity S-1 and Amended Debenture S-1. The marked copies show changes from the Equity S-1 and Debenture S-1.

Please note that the Company acknowledges, and has authorized us to include in this letter, the following:

Notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statements, it will furnish a written statement from the Company acknowledging that:

•      should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert Staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully believes that the proposed modifications to the Amended Equity S-1 and Amended Debenture S-1, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 570-1760.

Sincerely,

/s/ Yoel Kranz

Yoel Kranz

cc:	Barry E. Welch
Atlantic Power Corporation
James Barri
Goodwin Procter LLP